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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   IMGE, Inc.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                           (Title Class of Securities)

                                  449 684 10 9
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 21, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

                                  SCHEDULE 13D

----------------------                                        -----------------
CUSIP No. 449 684 10 9                                        Page 2 of 7 Pages
----------------------                                        -----------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David S. Nagelberg
         ###-##-####
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)|_|
                                                         (b)|_|


-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF - See Item 3
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                        |_|


-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

                                    166,830
          NUMBER OF          --------------------------------------------------
           SHARES            8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                  551,875
            EACH             --------------------------------------------------
          REPORTING          9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                    166,830
                            ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                    551,875
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       736,355 shares (See Item 5(a))
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.18%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.05 par value (the "Common Stock"), of IMGE, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 285 Tanglewood Crossing, Lawrence, New York 11559.

                  The percentage of beneficial ownership reflected in this Statement is based upon 17,600,477 shares of Common Stock outstanding on September 10, 1996, which number has been obtained from the Issuer's Quarterly Report on Form 10-Q for the fiscal period ended July 31, 1996.

Item 2.  Identity and Background.

                  (a) Name: This statement is filed on behalf of David S. Nagelberg ("Nagelberg").

                  (b) Business Address: Nagelberg has a business address of c/o M.H. Meyerson & Co., Inc., 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310.

                  (c) Principal Business: Nagelberg is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310.

                  (d) During the last five years, Nagelberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Nagelberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  Nagelberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

                  Nagelberg used personal funds to purchase the securities, as are described below in Item 5(c).



                                     3 of 7

Item 4.  Purpose of Transactions.

                  Nagelberg has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain equity positions in the Issuer for investment purposes. Nagelberg may acquire or dispose of additional shares of the Issuer depending upon market conditions. Nagelberg has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

                  (a) The David S. Nagelberg Individual Retirement Account ("IRA") owns 166,830 shares of Common Stock. In July 1996, The David S. Nagelberg Profit Sharing Plan and The David S. Nagelberg Pension Plan, each of which were previously reported as owning shares of Common Stock, were consolidated into the IRA. Additionally, Nagelberg and his wife jointly own 551,875 shares of Common Stock and Nagelberg's wife owns 17,650 shares of Common Stock individually. Although Nagelberg disclaims any voting or dispositive power over the shares held by his wife individually, Nagelberg may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, Nagelberg may be deemed to beneficially own 736,355 shares of the Issuer's Common Stock, or approximately 4.18% of the outstanding shares of Common Stock.

                  (b) Nagelberg has sole voting and dispositive powers over the 166,830 shares of Common Stock owned by the IRA. Nagelberg and his wife share voting and dispositive powers over the 551,875 shares of Common Stock held by them jointly. Nagelberg's wife has sole voting and dispositive power over the 17,650 shares held by her individually.

                  (c) The following transactions were effected since Nagelberg's prior filing on Schedule 13D:



                                     4 of 7

                  (i)  Transactions by IRA:

                                   NUMBER OF       PRICE PER
DATE        TRANSACTION              SHARES        SHARE ($)
----        -----------            ---------       ---------
07/26/96    Open Market Sale          6,645        1.235
08/08/96    Open Market Purchase     18,250        1.03125
08/08/96    Open Market Purchase     53,500        1.034
09/12/96    Open Market Sale         62,000        1.875
09/27/96    Open Market Sale         37,500        1.902
09/30/96    Open Market Sale         17,500        2.03125
10/09/96    Open Market Sale         17,500        2.0625
10/18/96    Open Market Sale         20,000        2.075
10/21/96    Open Market Sale         25,000        2.09
10/21/96    Open Market Sale         30,000        2.21375
10/22/96    Open Market Sale         25,900        2.646


                   (ii) Transactions by Profit Sharing Plan:

                                   NUMBER OF      PRICE PER
DATE        TRANSACTION              SHARES       SHARE ($)
----        -----------             --------      ---------
03/29/96    Open Market Purchase     53,000        0.502
06/03/96    Open Market Sale         15,500        0.99
06/18/96    Open Market Sale         10,000        1.42


                   (iii) Transactions by Pension Plan:

                                   NUMBER OF       PRICE PER
DATE        TRANSACTION             SHARES         SHARE ($)
----        -----------            ---------       ---------
05/21/96    Open Market Sale          5,000        0.9375
06/21/96    Open Market Sale         15,000        1.805
06/27/96    Open Market Sale         18,000        1.74
06/28/96    Open Market Sale         16,000        1.755
07/03/96    Open Market Sale         12,500        1.80
07/09/96    Open Market Sale         11,000        1.82




                                     5 of 7

                  (d) Nagelberg's wife has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 17,650 shares of Common Stock that she owns individually, and Nagelberg and his wife share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 551,875 shares of Common Stock that they own jointly.

                  (e) Nagelberg ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on September 30, 1996.




Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

                  Not Applicable.



Item 7.  Materials to be Filed as Exhibits.

                  Not Applicable.










                                     6 of 7

                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 1996


                                                   /s/David S. Nagelberg
                                                   --------------------------
                                                   David S. Nagelberg




                                     7 of 7